Exhibit 4.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into as of January 22, 2018 (the “Effective Date”), by and between NEOVASC MANAGEMENT INC. (the “Employer”), a wholly-owned subsidiary of NEOVASC INC. (the “Company”) and an affiliate of NEOVASC (US) INC. (the “Affiliate”), (together Company, Affiliate, Employer, and any current or future subsidiaries and affiliates of Company, Affiliate and Employer, are collectively referred to herein as the “Company Group”), and FRED COLEN, an individual residing at 369 S Maya Palm Drive, Boca Raton, FL 33432, USA (the “Employee”). The Employer and the Employee are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS:

A.                                    The Company considers it to be in the best interests of its shareholders to retain key management personnel and wishes to implement employment arrangements in writing for each of its, and the Employer’s, key employees including the Employee;

B.                                    The Employer wishes to employ the Employee, and the Employee wishes to accept such employment with the Employer, subject to the terms and conditions set forth in this Agreement; and,

C.                                    Concurrently with the execution of this Agreement, the Employee and the Company are entering into the Assignment of Invention Agreement, which is attached hereto as Exhibit A (the “Assignment of Invention Agreement”);

NOW, THEREFORE, in consideration of the recitals and the following covenants made by each Party to the other, the receipt and sufficiency of which is acknowledged by each Party, the Parties agree on the following terms:

ARTICLE 1. Employment

1.1                                                                               Term: The term of this Agreement shall commence as of the Effective Date and shall continue indefinitely until this Agreement is terminated in accordance with Article 3 of this Agreement (the “Term”).

1.2                                                                               Position and Reporting: During the Term, Employee shall serve as President and Chief Executive Officer (“CEO”) of the Employer, reporting directly to the Board of Directors of the Company (the “Board”) or the Board’s designee, and shall have such duties, authority, and responsibility as shall be assigned and determined from time to time by the Board, including duties and responsibilities for the Company Group.  Employee shall also serve as an officer and/or director of any entity within the Company Group, as may be designated by the Board from time to time, without further compensation other than as provided in this Agreement.

1.3                                                                               Duties: The Employee shall advance the Company Group’s interests and will devote substantially all of the Employee’s business hours, and during such time, will make the best use of the Employee’s energy, knowledge and experience, performing duties that are customarily associated with his title or titles, consistent with the Bylaws of the Employer and the Company Group and as required by the Board.  Said duties shall be performed at the Employer’s office in the State of Florida, USA, and when required at the Company Group’s offices in Minneapolis, Minnesota, Vancouver, Canada or at such place or places from time to time as the Board shall reasonably designate or as shall be reasonably appropriate and necessary to the discharge of the Employee’s duties in connection with his employment hereunder.  The Employee agrees that the Employee’s position as President and CEO will require significant travel, including but not limited to travel related to attending the Company Group’s facilities, attending investor meetings or performing investor relations and/or public relations activities, representing the Company Group in various functions as the Employer’s President and CEO, including in strategic, legal or other negotiations, attending conferences, attending Board or advisory board meetings, visiting clinical trial sites, meeting physicians, meeting with regulatory bodies and any other activity as would be reasonably expected of the Employee’s position.  The Employee will maintain his personal residence in the State of Florida, USA.

1.4                                                                               Service: During the Term of this Agreement, the Employee will:

(a)                                 well and faithfully serve the Company Group and the Employer and use his best efforts to promote the best interests of the Company Group and the Employer;

(b)                                 perform and discharge, faithfully, diligently and to the best of his ability, Employee’s duties hereunder;

(c)                                  unless prevented by ill health or injury, devote substantially all of his full business hours and attention exclusively to the business of the Company Group and the Employer, subject to section 1.4(f) hereof ;

(d)                                 comply in all material respects with any Company Group and Employer policies and procedures that may apply to the Employee from time to time;

(e)                                  perform Employee’s duties hereunder in accordance with all laws applicable to the Employer and the Company Group; and

(f)                                   not, without the prior written consent of the Board, which consent may be withheld in the sole discretion of the Board, engage in any other business, profession or occupation, or become an officer, director, employee, contractor for service, agent or representative of any other corporation, partnership, firm, person, organization or enterprise which would give rise to a potential or actual conflict of interest between the Employee and the Company Group or the Employer.  Notwithstanding the foregoing,

Employee may remain a member of the Board of Directors of the Dutch/Swiss company GTX Medical (which is devoted to electrical Neurostimulation, is not a competitor to the Company Group, and does not give rise to an actual conflict of interest between Employee and the Company Group or the Employer), and may fulfill the duties associated with that position, so long as: (i) Employee’s service as a member of the Board of Directors of GTX Medical does not materially and adversely affect the performance of Employee’s duties hereunder; and (ii) GTX Medical, or any of its parents, subsidiaries or affiliates, is not a competitor of the Company Group.

1.5                                                                               Employee Representations:  The Employee represents that the Employee is free to accept employment hereunder without any contractual restrictions, express or implied, with respect to any prior employers. Other than Employee’s ongoing duties under confidentiality agreements he has entered into with former employers or contractors related to confidential information obtained during the time-periods of Employee’s service for such former employers or contractors, including that certain Confidentiality Agreement entered into between Employee and GTX Medical, Employee’s ownership in Swiss company Xeltis, Employee’s current ownership in Polares (formerly Middle Peak Medical) which will be given-up subject to terms still to be agreed upon, the Employee represents that he has not taken or otherwise misappropriated and does not possess or control any confidential or proprietary information or trade secrets belonging to any prior employers or third parties, or connected with or derived from services provided to prior employers or third parties, and that he has returned to all prior employers and any third parties any and all such confidential or proprietary information or trade secrets.  The Employee further acknowledges that the Employer has informed the Employee that he is not to use, disclose, or cause the use or disclosure of, any such confidential or proprietary information or trade secrets in any manner whatsoever in connection with the Employee’s employment by the Employer, and the Employee agrees that he will not use any such information in the performance of his duties hereunder.

1.6                                                                               Other Boards or Committees:  The Employee may engage in reasonable personal, civic or charitable activities, and, with the prior written consent of the Board, may serve on boards or committees of companies other than the Company Group, the Employer, or GTX Medical, provided that such services and activities do not interfere with the performance of the Employee’s duties to the Company Group or the Employer pursuant to this Agreement. The Employee agrees to inform the Board forthwith upon the Employee being appointed to any such board or committee.

1.7                                                                               Other Agreements: The Employee acknowledges that he shall fully comply with any other agreements he executes as part of his employment, including but not limited to the Assignment of Invention Agreement and any stock award agreement.

ARTICLE 2. Compensation

2.1                                                                               Base Salary: Subject to section 2.2, during the Term, the Employer shall pay to the Employee Three Hundred Ninety Thousand and No/100 US Dollars ($390,000 USD) per annum (“Base Salary”) for all hours worked discharging the Employee’s duties hereunder.  The Base Salary shall be paid in accordance with the Employer’s then current payroll practices, less all required deductions, but in no event less frequently than monthly and prorated for any partial year worked.

2.2                                                                               Salary Increases: The rate of Base Salary provided for in section 2.1 shall be reviewed by the Board annually and shall be increased from time to time and in such amount as the Board, in its discretion, may determine.

2.3                                                                               Retirement Plan Contribution: During the Term, and to the extent permitted by the Employer-sponsored retirement plan (the “Retirement Plan”) and applicable law, the Employer shall make an annual contribution equal to fifty percent (50%) of the annual contribution made by the Employee (the “Retirement Plan Contributions”) to the Retirement Plan; provided, however, that the Employer’s Retirement Plan Contributions shall not exceed $8,250 per annum.

2.4                                                                               Withholding: All payments of Base Salary and other compensation pursuant to this Agreement shall be subject to the customary withholding taxes and deductions as authorized or required by applicable law.

2.5                                                                               Stock Options and Incentive Compensation: For each calendar year of employment during the Term, the Employee shall be eligible to participate in the Company’s Stock Option Plan (the “Option Plan”) and such other short or long term incentive plans as may be implemented by the Company from time to time, and the Employee shall be granted 2,000,000 Company stock options with an exercise price equal to the fair market value of the underlying stock on the date of grant.  It has been agreed upon that the initial stock option grant will vest in 3 equal amounts over a time period of 3 years, they will expire 8 years after the grant date. Any stock options granted pursuant to this section shall be granted, vest, terminate and be exercisable on the terms set out in the form of the stock option agreement in use by the Company at the time of such grant and in accordance with the terms of the Company’s stock option plan for employees as it exists from time to time (the “Stock Option Plan”), and subject to necessary regulatory and Board approval. The terms and conditions of all such long term incentive plans are subject to modification from time to time by the Board or committee thereof, in its sole discretion.

2.6                                                                               Annual Bonus:  During the Term, Employee will be eligible to receive an annual bonus of up to one hundred percent (100%) of the Base Salary (the “Target Bonus”), as determined in the sole and absolute discretion of the Board, and subject to the terms and conditions of the any annual performance criteria to be satisfied by Employee with respect to such bonus, which shall be established by the Board within thirty (30) days of the Effective Date of this Agreement for 2018 and within the first thirty (30) days of each subsequent year during the Term.  The payment by the Employer of any bonus to Employee is conditioned upon Employee’s continuous employment by the Employer during the entire year to which the bonus relates and through the date such bonus, if any, is paid.  The bonus, if any, shall be paid in accordance with the Employer’s policies then in effect, but in no event later than March 15th of the year following the year to which the bonus relates.  It is understood that the objectives for the Target Bonus have already been established for 2018 and 2019 as per Exhibit B.

2.7                                                                               Group Benefits:  During the Term, the Employee will be eligible to participate in the Employer’s employee benefit plans, including with respect to health, dental, disability and life insurance, provided that such participation will be subject to all terms and conditions of such plans (including, without limitation, all waiting periods, eligibility requirements, contributions, exclusions or other similar conditions and limitations) (the “Group Benefits”).  The introduction and administration of the employee benefit plans is within the Employer’s sole discretion, and the Employee agrees that amendments to any of the benefits shall not constitute a breach of this Agreement.

2.8                                                                               Vacation and Holidays:  During the Term, including for the year 2018, the Employee shall be entitled to take six (6) weeks of paid vacation per year. Employee must obtain advance approval from the Board prior to taking vacation, and such vacation shall not, in the reasonable judgment of the Board, materially interfere with Employee’s fulfillment of Employee’s duties hereunder; however, the Company Group and Employer will respect vacation times already scheduled by the Employee during 2018.  During the Term, the Employee shall be entitled to the same number of paid U.S. holidays as are generally allowed to other similarly-situated employees of the Employer in accordance with the Employer’s policy in effect from time to time.

2.9                                                                               Business Expenses: The Parties acknowledge that the Employee shall incur, from time to time, for the benefit of the Company Group or the Employer and in furtherance of the Company Group’s or the Employer’s business, various business expenses, including, but not limited to travel costs associated with the Employee’s business-related travel. This shall include travel associated with attending the Company Group’s offices in Minneapolis, Minnesota and Vancouver, Canada, as needed.  Since the Employee is expected to travel significally more then any other Employee of the Company Group, it is herewith agreed upon that the Employee will be allowed to fly and obtain best available ticket prices offered by an airline of Employee’s choice and that he will be allowed to fly in lie-flat business class seats internationally and in the higher of the two classes (if only two classes are offered) or in business class if three classes are offered on US flights. Subject to the Employer’s policies regarding business expenses, which may be subject to modification without advance notice, during the Term, the Employer agrees that it shall either directly pay for flight and other reasonable travel-related expenses associated with Employee’s business-related travel for the Company Group, advance sums to the Employee to be used for payment of such business-related travel expenses, or reimburse the Employee for such business-related travel expenses incurred by Employee. The

Employee agrees to timely submit to the Employer such documentation as may be reasonably necessary to substantiate that all expenses paid or reimbursed hereunder relate to the performance of Employee’s duties hereunder, or that may be reasonably required by the Employer to substantiate such expenses for tax purposes.

ARTICLE 3. Termination of Employment

3.1                                                                               Termination Date:  For purposes of this Agreement, “Termination Date” shall mean: (a) the date on which the Employer provides Employee written notice of termination of this Agreement for Cause (as defined in section 3.5) pursuant to section 3.5; (b) the effective date of termination of this Agreement without Cause provided by the Employer in written notice to the Employee pursuant to section 3.4; or (c) the effective date of termination of this Agreement provided by the Employee in written notice to the Employer of Employee’s resignation pursuant to section 3.2.

3.2                                                                               Resignation by Employee: The Employee may terminate this Agreement and his employment with the Employer by giving not less than thirty (30) days advance written notice of resignation to the Employer (the “Employee Notice Period”).  During the Employee Notice Period, the Employee shall continue to perform the duties hereunder and the Employer shall continue to pay the Base Salary to Employee.  Notwithstanding the foregoing, if the Employee provides the Employer with written notice of termination pursuant to this section 3.2, the Employer will have the option of requiring Employee to immediately vacate the Company Group’s premises and cease performing the duties hereunder.  If the Employer so elects this option, then the Employer will be obligated to continue to pay the Base Salary to Employee for the duration of the Employee Notice Period. If this Agreement is terminated due to resignation of Employee, then the Employer’s obligation to compensate the Employee shall in all respects cease as of the Termination Date, except that the Employer shall pay to the Employee through the Termination Date (a) any accrued but unpaid Base Salary, (b) any accrued unused vacation days and (c) any rights or payments that are vested benefits or that the Employee is otherwise entitled to receive at or subsequent to the Termination Date under any benefit plan or any other contract or agreement with the Employer, which shall be payable in accordance with the terms of such benefit plan, contract or agreement, except as explicitly modified by this Agreement, including, without limitation, any of the Employee’s business expenses that are reimbursable, but have not been reimbursed as of the Termination Date (the “Accrued Obligations”).  The Employer shall pay to the Employee (or to the Employee’s estate in the event of Employee’s death), the Accrued Obligations within thirty (30) days after the Termination Date.

3.3                                                                               Termination by Company Without Cause:  The Employer may terminate this Agreement without Cause (as defined in section 3.5) at any time by providing the Employee with one (1) month’s written notice during the first year of employment and with one (1) month’s written notice for each complete year of employment by Employee with the Employer, up to a maximum of twelve (12) months’ notice, (the “Employer

Notice Period”). During the Employer Notice Period, the Employee shall continue to perform the duties hereunder and the Employer shall continue to pay the Base Salary to Employee.  Notwithstanding the foregoing, if the Employer provides the Employee with written notice of termination pursuant to this section 3.3, the Employer will have the option of requiring Employee to immediately vacate the Company Group’s premises and cease performing the duties hereunder.  If the Employer so elects this option, then the Employer will be obligated to continue to pay the Base Salary to Employee for the duration of the Employer Notice Period. If this Agreement is terminated by the Employer without Cause, then the Employer’s obligation to compensate the Employee shall in all respects cease as of the Termination Date, except that: (a) the Employer shall pay to the Employee the Accrued Obligations within thirty (30) days after the Termination Date; and (b) provided that Employee signs and does not timely revoke a mutual, confidential general waiver and release of claims against the Company, Employer, the Company Group, and each of their current and future subsidiaries, affiliates, successors, assigns, officers, directors, employees, consultants, agents, members, and shareholders and mutually against the Employee in a form provided by the Employer, which form shall include, among customary terms and conditions, the survival of Employee’s obligations in Article 4 of this Agreement and the survival and reaffirmation of the Employee’s obligations under the Assignment of Invention Agreement following termination of Employee’s employment with the Employer (the “Release”), within forty-five (45) days of the Termination Date (the “Release Period”), then the Employer shall pay to the Employee a lump sum severance payment equal to his then current Base Salary for a period of six (6) months within sixty (60) days of the Termination Date (the “Severance Payment”).   The Employee shall not be entitled to any Severance Payment as set out in this section 3.3 where sections 3.2, 3.4 or 3.5 of this Agreement apply to the Employee’s termination of employment.

3.4                                                                               Termination As a Result of a Change of Control or By Employee for Good Reason:  If the Employer or its successor terminates the Employee’s employment and this Agreement without Cause pursuant to section 3.3 within twelve (12) months of a Change of Control (as defined in section 3.9) or the Employee terminates his employment and this Agreement for Good Reason (as defined in section 3.10), then provided that Employee executes, deliver to the Employer, and does not revoke the Release (as defined in section 3.3) within the Release Period (as defined in section 3.3), the Employer or its successor will:

(a)                                 pay to the Employee the Accrued Obligations (as defined in section 3.2) within thirty (30) days after the Termination Date;

(b)                                 pay, within sixty (60) days of the Termination Date, a lump sum payment in lieu of any entitlement to additional Base Salary and Retirement Plan Contributions equivalent to

(i)                  two (2) times the Employee’s annual Base Salary in effect as of the

Termination Date; and

(ii)               two (2) times 3.75% of the Employee’s annual Base Salary in effect as of the Termination Date as additional Retirement Plan Contributions;

(c)                                  cause 100% of the Employee’s outstanding stock options to immediately vest thereafter;

(d)                                 provide only those Group Benefits that it is permitted or able to provide under the applicable rules of the relevant plans until the earlier of one (1) year from the Termination Date or until the Employee finds new employment or, where continuation of Group Benefits is not available, the Employer shall pay an additional lump sum to the Employee in lieu of continuation of Group Benefits equal to ten percent (10%) of Employee’s annual Base Salary in effect as of the Termination Date; and

(e)                                  an amount in respect of outplacement counselling up to ten percent (10%) of Employee’s annual Base Salary in effect as of the Termination Date to be paid directly by Employer to an outplacement counselling agency as chosen by the Employer within sixty (60) days of the Termination Date.

3.5                                                                               Termination by the Employer for Just Cause:  Notwithstanding any other provision of this Agreement, the Employer may on written notice to the Employee immediately terminate this Agreement and the Employee’s employment with the Employer at any time for Cause, without notice or pay in lieu of notice or any other form of compensation, severance pay or damages.  For purposes of this Agreement, “Cause” shall mean the occurrence of any of the following events:

(a)                                 the Employee’s gross default or misconduct during the Employee’s employment in connection with or effecting the business of the Company Group or the Employer;

(b)                                 the Employee’s continued refusal or willful misconduct to carry out the duties of his employment after receiving written notice from the Company Group or the Employer of the failure to do so and having had an opportunity to correct same within a reasonable period of time from Employee’s date of receipt of such notice;

(c)                                  fraud, theft, material act of dishonesty or misconduct of the Employee involving the property, business or affairs of the Company Group or the Employer or that otherwise adversely impacts the reputation of the Company Group or the Employer; or

(d)                                 a material breach of this agreement.

3.6                                                                               Directorship and Offices:  Upon the termination of his employment with the Employer, the Employee shall immediately resign any directorship or office held in the Company Group or the Employer or any respective parent, subsidiary or affiliated companies of the Employer and, except as provided in this Agreement, the Employee shall not be entitled to receive any written notice of termination or payment in lieu of notice, or to receive any severance pay, damages or compensation for loss of office or otherwise, by reason of the resignation or resignations referred to in this section 3.6.

3.7                                                                               Stock Options on Termination: The vesting and exercise of any stock options granted to the Employee in the event the Employee’s employment with the Employer or this Agreement is terminated, for any reason, shall be governed by the terms of the Stock Option Plan and any applicable stock option agreement in effect between the Company and the Employee at the Termination Date.

3.8                                                                               No Additional Payments:  The Employee acknowledges and agrees that unless otherwise expressly agreed in writing between the Employee and the Company Group or the Employer, the Employee shall not be entitled, by reason of the Employee’s relationship with the Employer or the Company Group or by reason of any termination of his employment by the Employer, for any reason, to any remuneration, compensation or other benefits other than those expressly provided for in this Agreement.  The Employee further acknowledges and agrees that any amounts paid to the Employee pursuant to this Article 3 are inclusive of any amounts that may be payable under any state or local statute, rule or regulation of Canada or the United States in respect of compensation for length of service, notice of termination or severance pay.

3.9                                                                               Change of Control Defined: For the purposes of this Agreement, a “Change of Control” shall be deemed to have occurred when: there is a merger or amalgamation of the Company with one or more corporations as a result of which, immediately following such merger or amalgamation, the shareholders of the Company as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

3.10                                                                        Good Reason Defined:  For the purposes of this Agreement, “Good Reason” means the occurrence of any of the following without the Employee’s written consent within twelve (12) months of a Change of Control:

(a)                                 a decrease of more than five percent (5%) in the Employee’s total annual compensation in effect immediately prior to the Change of Control;

(b)                                 any failure on the part of the Company or the Board to secure the agreement of any successor corporation or other entity to the Company or the Employer to fully assume the Company’s and Employer’s obligations to the Employee under this Agreement;

(c)                                  any change to the terms or conditions of the employment of the Employee that would constitute “constructive dismissal” as that term is defined at common law, which the Company or the Employer fails to remedy within thirty (30) days of receiving written notice from the Employee of the material breach the Employee asserts; or

(d)                                 a material breach by the Employer of this Agreement; provided, however, that the Employee shall have provided written notice to the Board of the existence of any such condition within thirty (30) days of the initial existence of such condition and the Employer shall have failed to remedy the condition within thirty (30) days of the Board receiving such written notice thereof; and provided further, the Employee must terminate employment within ten (10) days following expiration of such cure period for the termination to be on account of Good Reason.

ARTICLE 4. Restricted Activities

4.1                                                                               Consideration for Restrictive Covenants:  Employee acknowledges that as consideration for the Employee’s agreement to the obligations in the Non-Solicitation and Non-Compete restrictive covenants and other obligations for the benefit of the Company Group set forth in this Article 4, the Employee shall be employed by the Employer, receive payment of the Base Salary and certain benefits by Employer to Employee of amounts that may hereafter be paid to Employee pursuant to the terms hereof, and receive Confidential Information (as defined herein) from the Company Group, as described in section 4.2 hereof and the Assignment of Invention Agreement, to enable him to perform his duties hereunder.

4.2                                                                               Restriction on Competition:  The Employee covenants and agrees that the Employee will not, without the prior written consent of the Board, at any time during his employment and for a period of one (1) year following the termination of the Employee’s employment for any reason, either individually or in partnership or in conjunction with any person, whether as principal, agent, shareholder, director, officer, employee, consultant, contractor, investor, or in any other manner whatsoever, directly or indirectly, advise, manage, carry on, be engaged in, be employed in, own or lend money to, or permit the Employee’s name or any part thereof to be used or employed by any person or business entity managing, carrying on or engaged in a business which is in direct competition with the business of the Company Group and the Employer of manufacturing, distributing or selling transcatheter mitral heart valves or medical devices for the treatment of refactory angina in any country in which the Company Group and/or the Employer engages in any such activities.

4.3                                                                               Restriction on Solicitation:  The Employee covenants and agrees that the Employee shall not, at any time during his employment with the Employer and for a period of one (1) year after the termination of the Employee’s employment with the Employer for any reason, without the prior written consent of the Board, for his account or jointly with another person or business entity, either directly or indirectly, for or on behalf of himself or any individual, partnership, corporation or other legal entity, as principal, agent, shareholder, director, officer, employee, consultant, contractor, investor, or otherwise, solicit, influence, entice or induce, attempt to solicit, influence, entice or induce:

(a)                                 any person who is employed by the Company Group or the Employer to leave such employment; or

(b)                                 any individual, partnership, corporation or other legal entity, who is or was at any time in the last twelve (12) months of the Employee’s employment a client, customer, supplier, vendor or distributor of the Company Group or the Employer, to cease or reduce its business relationship with the Company Group or the Employer.

4.4                                                                               Acknowledgements:  The Employee hereby acknowledges and agrees that:  (a) the business of the Company Group and the Employer is intensely competitive, (b) Employee will develop and have access to and knowledge of, confidential and proprietary information and trade secrets, including, but not limited to, material non-public information of the Company Group and the Employer during his employment with Employer, (c) the direct and indirect disclosure by Employee of any such confidential and proprietary information and trade secrets of the Company Group and the Employer to existing or potential competitors of the Company Group or the Employer would place the Company Group and the Employer at a competitive disadvantage and would do damage to the Company Group and the Employer, (d) the Employee will develop goodwill with the clients, customers, suppliers, vendors, distributors, service providers and counterparties of the Company Group and the Employer at the expense of the Company Group and the Employer while working for and at the direction of the Employer, (e) Employee engaging in any of the activities prohibited by this Article 4 would constitute improper appropriation and/or use of confidential and proprietary information and trade secrets of the Company Group and the Employer and/or goodwill of the Company Group and the Employer, (f) the Employee’s association with the Company Group and the Employer is expected to be critical to the success of the Company Group and the Employer, (g) the services to be rendered, and relationships developed, by the Employee to or at the direction of the Employer and the Company Group are of a special and unique character, (h) the business the Company Group and the Employer is conducted throughout the world, (i) the non-competition and other restrictive covenants and agreements set forth in this Agreement are fair, reasonable and necessary for the protection of the legitimate business interests of the Company Group and the Employer, and the Employee agreed to enter into the non-competition and other restrictive covenants as a condition of his employment with the Employer, and (j) in light of the foregoing and of the Employee’s education, skills, abilities and financial resources, that the Employee will not assert, and it should not be considered, that enforcement of any of the restrictive covenants set forth in this Article 4 would prevent Employee from earning a living or otherwise are void, voidable or unenforceable or should be voided or held unenforceable.

4.5                                                                               Intellectual Property:

(a)                                 Work Product Owned By Company Group.  Employee agrees that the Employer or the applicable member of the Company Group is and will be the sole and exclusive owner of all ideas, inventions, discoveries, improvements, designs, plans, methods, works of authorship, deliverables, writings, brochures, manuals, know-how, method of conducting its business, policies, procedures, products, processes, software, or any enhancements, or documentation of or to the same and any other work product in any form or media that Employee makes, works on, conceives, or reduces to practice, individually or jointly with others, in the course of Employee’s employment for the Employer or with the use of the Company Group’s time, materials or facilities, and is in any way related or pertaining to or connected with the present or anticipated business, products or services of the Company Group whether produced during normal business hours or on personal time (collectively, “Work Products”).

(b)                                 Intellectual Property Defined.  “Intellectual Property” means any and all (i) copyrights and other rights associated with works of authorship throughout the world, including neighboring rights, moral rights, and mask works, (ii) trade secrets and other confidential information, (iii) patents, patent disclosures and all rights in inventions (whether patentable or not), (iv) trademarks, trade names, Internet domain names, and registrations and applications for the registration thereof together with all of the goodwill associated therewith, (v) all other intellectual and industrial property rights of every kind and nature throughout the world and however designated, whether arising by operation of law, contract, license, or otherwise, and (vi) all registrations, applications, renewals, extensions, continuations, divisions, or reissues thereof now or hereafter in effect.

(c)                                  Assignment. Employee agrees to assign and transfer and hereby does assign and transfer to the Employer or the applicable member of the Company Group, to the fullest extent permitted by applicable law, all right, title, and interest in and to the Work Products, including but not limited to any and all Intellectual Property pertaining thereto, and in and to all works based upon, derived from, or incorporating such Work Products, and in and to all income, royalties, damages, claims and payments now or hereafter due or payable with respect thereto, and in and to all causes of action, either in law or in equity for past, present, or future infringement. Employee hereby acknowledges that Employee’s work and services provided for the Company Group and all results and proceeds thereof, including, without limitation, the Work Products, are works done under Company Group’s direction and control and have been specially ordered or commissioned by the Company Group. To the extent the Work Products are copyrightable subject matter, they shall constitute “works made for hire” for the Company Group within the meaning of the Copyright Act of 1976, as amended, and shall be the exclusive property of the Employer or the applicable member of the Company Group, and should any Work Product be held by a court of competent jurisdiction to not be a “work made for hire,” Employee shall and does hereby assign the copyright therein to the Employer or the applicable member of the Company Group. Any patent application filed by Employee within one (1)

year after termination of Employee’s employment with the Employer shall be presumed to relate to an invention which was made during the Term unless Employee can provide evidence to the contrary.  Employee hereby waives and further agrees not to assert Employee’s rights known in various jurisdictions as moral rights and grants the Company Group the right to make changes, as the Company Group deems necessary, in the Work Products.

(d)                                 License of Intellectual Property Not Assigned.  In the event that, notwithstanding the assignment of all Work Products and Intellectual Property as set forth in section 4.6(c) above, Employee is deemed to own or have any Intellectual Property that is used, embodied, or reflected in the Work Products, Employee hereby grants to the Company Group, its successors and assigns, the non-exclusive, irrevocable, perpetual, worldwide, fully paid and royalty-free license, with rights to sublicense through multiple levels of sublicenses, to use, reproduce, publish, create derivative works of, market, advertise, distribute, sell, publicly perform and publicly display and otherwise exploit by all means now known or later developed the Work Products and Intellectual Property.

(e)                                  Maintenance; Disclosure; Execution; Attorney-In-Fact.  Employee agrees to keep and maintain adequate and current written records of all Work Products made by Employee, in the form of notes, sketches, drawings and other notations which may be specified by the Company Group, which shall be available to and the sole property of the Employer or the applicable member of the Company Group at all times.  Employee shall promptly disclose to the Employer or the applicable member of the Company Group each Work Product and shall communicate, without cost or delay, and without publishing the same, all available information relating thereto to the Employer or the applicable member of the Company Group.  Following the disclosure of each Work Product to the Employer or the applicable member of the Company Group, Employee will, at the request and cost of the Employer or the applicable member of the Company Group, sign, execute, make and do all such deeds, documents, acts and things as the Employer or the applicable member of the Company Group and their duly authorized agents may reasonably require to apply for, obtain and vest in the name of the Employer or the applicable member of the Company Group alone (unless the Employer otherwise directs) letters patent, copyrights or other analogous protection in any country throughout the world and when so obtained or vested to renew and restore the same; and to defend any opposition proceedings in respect of such applications and any opposition proceedings or petitions or applications for revocation of such letters patent, copyright or other analogous protection. In the event the Employer or the applicable member of the Company Group is unable, after reasonable effort, to secure Employee’s signature on any letters patent, copyright or other analogous protection relating to a Work Product, whether because of Employee’s physical or mental incapacity or for any other reason whatsoever, Employee hereby irrevocably designates and appoints the Employer or the applicable member of the Company Group and their duly authorized officers and agents as Employee’s agent and attorney-in-fact (which designation and appointment shall be (i) deemed coupled with an interest and (ii) irrevocable, and shall survive Employee’s death or incapacity), to act for and in

Employee’s behalf and stead to execute and file any such application or applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent, copyright or other analogous protection thereon with the same legal force and effect as if executed by Employee.

(f)                                   Employee’s Representations Regarding Work Products.  Employee represents and warrants that all Work Products that Employee makes, works on, conceives, or reduces to practice, individually or jointly with others, in the course of performing Employee’s duties for Employer Group under this Agreement is (i) original or an improvement of the Company Group’s prior Work Products and (ii) does not include, copy, use, or infringe any Intellectual Property rights of a third party.

4.6                                                                               Irreparable Injury: The Employee expressly recognizes and agrees that his obligations under this Article 4 are important and material and seriously affect the effective and successful conduct of the legitimate business interests of the Company Group and the Employer and their goodwill, and therefore the breach by Employee of any obligations under this Article 4 will constitute an irreparable injury to the Company Group and the Employer, for which damages, although available, will not be an adequate remedy at law. Accordingly, Employee expressly consents to the issuance of injunctive relief to enforce the obligations of this Agreement. Nothing herein shall be construed as a waiver of any right the Company Group may have or hereafter acquire to pursue any other remedies available to it for breaches by the Employee of this Agreement.

ARTICLE 5. Miscellaneous

5.1                                                                               Notices:  Any notice, request or other document required or permitted to be given under this Agreement shall be in writing and shall be deemed given: (a) upon delivery, if delivered by hand; (b) three (3) days after the date of deposit in the mail, postage prepaid, if mailed by certified U.S. mail; or (c) on the next business day, if sent by prepaid overnight courier service.  If not personally delivered by hand, notice shall be sent using the addresses set forth below or to such other address as either Party may designate by written notice to the other:

If to the Employer, to it at:

Neovasc Management Inc., Florida

Attention: Chris Clark, Director

With a copy to:

Neovasc Inc.

13562 Maycrest Way #5138,

Richmond, BC V6V 2J7 Canada

Attention: Chairman of the Board of Directors

If to the Employee, to him at the address first written above in this Agreement

5.2                                                                               Assignment; Third-Party Beneficiaries:  The Employee agrees that the Company or the Employer may, without the consent of the Employee assign this Agreement in connection with a sale of the Employer or the Company, or of substantially all of the assets of the Employer or the Company, including in connection with a merger or amalgamation of the Company or the Employer (in which case the such entity shall remain fully liable for the obligations of the Company and the Employer, as appropriate, under this Agreement).  Employee may not assign this Agreement without the written consent of the Board.  Employee agrees that each member of the Company Group is an express third party beneficiary of this Agreement and that this Agreement, including the restrictive covenants and other obligations set forth in Article 4 above, are for each such member’s benefit.  Employee expressly agrees and consents to the enforcement of this Agreement, including but not limited to the restrictive covenants and other obligations in Article 4 above, by any member of the Company Group as well as by Company Group’s future affiliates, successors and/or assigns.

5.3                                                                               Amendments: No amendments or additions to this Agreement shall be binding unless in writing and signed by the Party against whom enforcement of such amendment or addition is sought. The Parties hereby agree that no oral conversations shall be deemed to be a modification of this Agreement and neither Party shall assert the same.

5.4                                                                               Paragraph Headings: The paragraph headings used in this Agreement are included solely for convenience and shall not affect the interpretation of this Agreement.

5.5                                                                               Severability: If any term or provision of this Agreement shall be determined by a court of competent jurisdiction to be illegal, invalid or unenforceable for any reason, the remaining provisions of this Agreement shall remain enforceable and the invalid, illegal or unenforceable provisions shall be modified so as to be valid and enforceable and shall be enforced as modified.  In the event that the provision invalidated is of such a nature that it cannot be so modified, the provision shall be deemed deleted from this Agreement as though the provision had never been included herein. In either case, the remaining provisions of this Agreement shall remain in effect.

5.6                                                                               Governing Law and Forum: This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, applied without reference to principles of conflicts of laws.  The Parties hereby submit to the exclusive jurisdiction of the courts of Florida for the resolution of disputes arising from this Agreement.

5.7                                                                               Entire Agreement; Conflicting Terms: This Agreement together with the Assignment of Invention Agreement constitute the entire understanding of the Parties relating to the subject matter hereof and thereof and supersede all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof and thereof, and all such prior agreements, understandings, arrangements, promises and commitments, are hereby canceled and terminated.  In the event of any conflict or disagreement between the terms of this Agreement, including but not limited to Article 4, and the Assignment of Invention Agreement, the terms that provide the greater protection to the Company Group shall control and take precedence.

5.8                                                                               Change, Modification, Waiver: No change or modification of this Agreement shall be valid unless it is in writing and signed by each of the Parties hereto. No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the Party against whom the waiver is sought to be enforced. No waiver shall be deemed to be a waiver of any subsequent breach or rights.  All rights are cumulative under this Agreement.  The failure or delay of a Party of insist upon strict performance of any provision of this Agreement in any one or more instances shall not be construed as a waiver or relinquishment of the right to insist upon strict compliance with such provision in the future.

5.9                                                                               Independent Advice:  Employee acknowledges that the Employer has provided Employee with a reasonable opportunity to obtain independent legal advice with respect to this Agreement, and that either: (a) Employee has had such independent legal advice prior to executing this Agreement; or (b) Employee has willingly chosen not to obtain such advice and to execute this Agreement without having obtained such advice.

5.10                                                                        Binding Effect: This Agreement shall be binding upon, and inure to the benefit of, the Company Group and the Employer, together with their successors and assigns.

5.11                                                                        Survival: The Parties agree that Employee’s obligations and the Company Group’s rights under Articles 4 and 5 of this Agreement and the Assignment of Invention Agreement shall survive termination of the Employee’s employment with the Employer and the termination of this Agreement regardless of the reason for termination; shall continue in full force and effect in accordance with their terms; and shall continue to be binding on the Parties.

5.12                                                                        Section 409A of the Code: It is the intention of both the Company Group and Employee that the benefits and rights to which Employee could be entitled pursuant to this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations and other guidance promulgated or issued thereunder (collectively, “Code Section 409A”), to the extent that the requirements of Code Section 409A are applicable thereto, and this Agreement shall be construed in a manner consistent with that intention.

5.13                                                                        Counterparts:  This Agreement may be executed in counterparts, each of which shall be considered an original, but all of which taken together shall constitute one and the same instrument.  Signed copies may be exchanged by facsimile, PDF or other electronic means.

[Execution page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above:

Neovasc Management Inc.

By:	/s/ Alexei Marko
Name: Alexei Marko
Title: Director

SIGNED, SEALED AND DELIVERED

EMPLOYEE

By:	/s/ Fred Colen
Name: Fred Colen

Exhibit A

Assignment of Invention Agreement

See separate Assignment of Invention Agreement.

Exhibit B

DETAILS OF TARGET BONUS

Bonus Milestones - paid as achieved, total 100% of annual base Salary per Year

For 2018:

1.              By the end of Q2-2018 enter into a definitive agreement for a strategic transaction, alliance or partnership (with or without the Reducer), either to increase revenue or to improve the ability of the Company to attract new financing or to restructure its current financing. (35%)

2.              Achieve total Tiara-II enrollment of 40 patients (currently at 12) by end of Q2-18 (15%)

3.              Total Tiara-II enrollment of 75 patients by end of 2018 (15%

4.              Complete financing or strategic transaction, or confirm exercise of warrants from most recent financing before end of 2018 in order to provide capital for company operations for 2019

For 2019:

1.              Complete full enrollment of Tiara-2 by end of Q2-2019 (30%)

2.              Obtain CE mark for Tiara (70%, if by end of 2019)

Note: If CE mark for Tiara is not received by the end of 2019, but is on track to be received by the end of Q2, 2020 this will be reduced to 50%